Exhibit 12
FORD MOTOR CREDIT COMPANY LLC AND SUBSIDIARIES
CALCULATION OF RATIO OF EARNINGS TO FIXED CHARGES

	First Half		For the Years Ended December 31,
	2008		2007	2006	2005
			(in millions)
Earnings
Income/(Loss) before income taxes	$(2,348)		$1,215	$1,953	$2,923
Less: Equity in net income/(loss) of affiliated companies	2		14	7	11
Fixed charges	3,901		8,652	7,842	6,642

Earnings before fixed charges	$1,551		$9,853	$9,788	$9,554

Fixed charges (a)
Interest expense	$3,893		$8,630	$7,818	$6,616
Rents	8		22	24	26

Total fixed charges	$3,901		$8,652	$7,842	$6,642

Ratio of earnings to fixed charges	(b	)	1.14	1.25	1.44

(a)	Consists of interest on borrowed funds, amortization of debt discount, premium, and issuance expense, and one-third of all rental expense (the proportion deemed representative of the interest factor).

(b)	Earnings inadequate to cover fixed charges by $2,350 million.